Exhibit 99.8

U Power Limited Announces Closing of Registered Follow-on Offering

Shanghai, China, December 6, 2023 (GLOBE NEWSWIRE) – U Power Limited (Nasdaq: UCAR) (the “Company” or “U Power”), a vehicle sourcing services provider with a vision to becoming a comprehensive EV battery power solution provider in China, today announced the closing of its best-efforts follow-on offering (the “Offering”) of 10,000,000 units at a purchase price of US$1.20 per unit. Each unit consisted of one ordinary share of the Company, one Series A warrant to purchase one ordinary share of the Company, and one Series B warrant to purchase one ordinary share of the Company. The Series A warrants were immediately exercisable and will expire on the fifth anniversary of the original issuance date at an exercise price of US$1.20, and the Series B warrants were immediately exercisable and will expire on the fifth anniversary of the original issuance date at an exercise price of US$1.54.

The Company received aggregate gross proceeds of US$12,000,000 from the Offering, excluding expenses associated with the Offering. Proceeds from the Offering will be used for the merger and acquisition of battery swapping companies, working capital and other general corporate purposes.

Univest Securities, LLC (“Univest”) acted as the placement agent for the Offering. Hunter Taubman Fischer & Li LLC acted as U.S. securities counsel to the Company, and Ortoli Rosenstadt LLP acted as U.S. counsel to Univest in connection with the Offering.

The units were offered pursuant to the Company’s registration statement on Form F-1, which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 20, 2023 (File Number: 333-275654) and was declared effective by the SEC on November 29, 2023. A final prospectus, describing the terms of the Offering and forming a part of the registration statement, was filed with the SEC and made available on the SEC’s website at www.sec.gov. Electronic copies of the final prospectus relating to the Offering may be obtained from Univest, Attn: 75 Rockefeller Plaza, Suite 18C, New York, NY 10019, or by email at info@univest.us, or by calling +1 (212)-343-8888.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sales of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

About U Power Limited

U Power Limited is a vehicle sourcing services provider, with a vision to becoming an EV market player primarily focused on its proprietary battery-swapping technology, or UOTTA technology, which is an intelligent modular battery-swapping technology designed to provide a comprehensive battery power solution for EVs. Since its operation in 2013, the Company has established a vehicle sourcing network in China’s lower-tier cities. The Company has developed two types of battery-swapping stations for compatible EVs and is operating one manufacturing factory in Zibo City, Shandong Province, China. For more information, please visit the Company’s website: http://ir.upincar.com/.

Forward-Looking Statements

This press release contains “forward-looking statements”. Forward-looking statements reflect our current view about future events. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

U Power Limited

Investor Relations Department

Email: ir@upincar.com

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com